Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

We have created a pre-recorded voice message to encourage our shareholders to vote on the proposals outlined in our definitive proxy statement, filed on June 2, 2021. Included below is a transcript of the pre-recorded voice message.

Hello Apex shareholders, this is Jeff Epstein, Co-CEO of Apex Technology Acquisition Corporation. I am a big believer in the power of retail investors, which is why I’m calling to ask you to vote in favor of the merger and related matters with AvePoint ahead of the shareholder meeting on June 30th.

As a shareholder of Apex as of June 1, 2021, you have the right to vote. And by joining and voting together, we can complete the merger and you can continue to be part of AvePoint’s growth story.

Every vote counts, so please vote in favor of all the proposals as soon as possible before June 30th. You should have already received the proxy materials with voting instructions. If you have questions or need assistance in voting your shares, you can contact your broker or our proxy solicitation firm at 1-888-410-7851, that’s 1-888-410-7851.

Thank you. Not voting will have the effect of voting against certain of the proposals, so remember your voice and vote matter regardless of how many shares you own. Thank you.